SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F **X**

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes -------- No **X**

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

BCE Inc.'s Management's Discussion and Analysis for the quarter ended March 31, 2002 and BCE Inc.'s unaudited interim consolidated financial statements for the quarter ended March 31, 2002, both contained it BCE Inc.'s 2002 First Quarter Shareholder Report, and the document entitled "Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles ("GAAP") with United States GAAP" attached hereto as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). No other portions of this Form 6-K are incorporated by reference in the above-mentioned registration statements. Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

1 BCE Inc. - 2002 First Quarter Shareholder Report

BCE
Bell Canada Enterprises

April 24, 2002

NEWS RELEASE

BCE Announces First Quarter Results, Confirms Dividend

Q1, 2002: Revenue up 3% - EBITDA up 6% - Net earnings $301 million

Toronto (Ontario), April 24, 2002 – For the first quarter of 2002, BCE Inc. (TSE:BCE, NYSE:BCE) reported total revenue of $5.2 billion, EBITDA (1) of $1.9 billion, and net earnings applicable to common shares of $301 million ($0.37 per common share).

Operational Highlights *(Q1 2002 vs Q1 2001 unless otherwise indicated)*

- High-speed Internet (DSL) total subscribers grew by 86% to reach 866,000;
- High-speed Internet (DSL) net additions in the quarter were 109,000;
- Cellular and PCS subscribers grew 23% to reach 3.6 million;
- Cellular and PCS net activations in the quarter were 94,000;
- Bell ExpressVu subscribers grew 44% to reach 1,145,000;
- Bell ExpressVu net additions in the quarter were 76,000;
- Bell Canada's data revenue was up 14% to $923 million; and,
- Bell Globemedia revenue was up 2% to $312 million.

"BCE delivered solid profitability, on plan, in the quarter through the continued strong performance at Bell and careful expense management across all operations", said Jean C. Monty, Chairman and CEO of BCE.

"The growth sectors we have invested in over the past several years are today delivering the results we expected and permitting Bell to again outperform many of its peers. Mobility had a strong first quarter with 94,000 net activations and a revenue increase of 21%. Bell ExpressVu had a 39% increase in revenues and now has a DTH market share of 61%. High-speed internet service (DSL) increased 14% over last quarter with 109,000 net activations and data revenue growth was 14%."

"I am also pleased to report that the company is making good progress in its strategy to deliver a broader scope of services to Bell's customer base. In addition to launching numerous new products to date, from GlobeinvestorGOLD to SmartWeb to Managed Network Services, we are building convergence across the organization through operational alignment, joint programs for product development, and the pursuit of common channels", concluded Mr. Monty.

"We fully support the plan at BCE Emergis to drive revenue growth from existing operations," Mr. Monty said, "and we expect that in the months to come the rebound in demand for advertising should have a positive impact on Bell Globemedia".

(1) EBITDA does not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. BCE uses EBITDA as one of its measures to assess the operating performance of its on-going businesses. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. revenues less operating expenses).

Total revenue increased 3% over the first quarter of 2001 mainly as a result of growth from BCE's data, wireless and DTH (Direct-to-Home) satellite services. EBITDA improved by 6% compared to the same period last year, mainly due to the higher overall revenue and significant productivity improvements. Net earnings applicable to common shares were $301 million ($0.37 per common share) compared with $887 million ($1.10 per common share) for the same quarter in 2001. Net earnings in the first quarter of 2001 included gains on the sale of Nortel Networks shares of $2.9 billion partially offset by losses from discontinued operations of $2 billion (which includes the impairment on Excel), goodwill amortization of $248 million and restructuring charges at Bell Canada of $114 million.

Other Developments

In a separate news release, BCE also announced today that it intends to cease further long-term support to Teleglobe Inc. BCE will conditionally provide weekly funding to Teleglobe up to a maximum aggregate amount of between US$100 million and US$125 million.

Consistent with the company's previously announced program for monetization of assets, the company also indicated that it intends to complete a securitization of its directories business, which could raise proceeds of between $1.5 billion to $2.0 billion.

Outlook

The Company provided revised financial guidance, excluding Teleglobe, for the second quarter and full year 2002, as follows:

Guidance Excluding Teleglobe

	Q2 2002 Revised Outlook	Full Year 2002 Revised Outlook	2001 to 2004 CAGR (2) Targets
Revenue (billions)	$ 4.8 - $ 5.1	$19.5 - $20.5	7% - 9%
EBITDA (billions)	$ 1.8 - $ 2.0	$ 7.5 - $ 8.0	9% - 11%
Net earnings per share (before non-recurring items) ($)	$0.45 - $0.48	$1.80 - $1.90	11% - 13%

Dividend Policy Confirmed

In light of the Company's performance in the current year and outlook for next year, the Board of Directors reaffirmed its commitment to maintaining the current common dividend of $1.20 per share on an annualized basis.

(2) Compound Annual Growth Rates.

Results by Business Group (unaudited)

BCE's operations as at March 31, 2002, included: Bell Canada, Bell Globemedia, Teleglobe and BCE Emergis. BCE Ventures consists of other BCE investments.

(CDN$ in millions, except per share amounts) For the period ended March 31	First Quarter **2002**	 2001
Revenue		
Bell Canada	**4,275**	4,107
Bell Globemedia	**312**	306
Teleglobe	**505**	506
BCE Emergis	**132**	143
BCE Ventures	**271**	241
Corporate and Other, including Inter-company eliminations	**(250)**	(197)
Total revenue	**5,245**	5,106
EBITDA		
Bell Canada	**1,760**	1,635
Bell Globemedia	**33**	30
Teleglobe	**27**	29
BCE Emergis	**(20)**	26
BCE Ventures	**88**	63
Corporate and Other, including Inter-company eliminations	**(38)**	(34)
Total EBITDA	**1,850**	1,749
Net earnings		
Bell Canada	**321**	162
Bell Globemedia	**1**	(33)
Teleglobe	**(33)**	(117)
BCE Emergis	**(15)**	(91)
BCE Ventures	**12**	53
Corporate and Other, including Inter-company eliminations and gains on sale of investments	**28**	2,923
Discontinued Operations	**–**	(1,992)
Dividends on preferred shares	**(13)**	(18)
Net earnings applicable to common shares	**301**	887
Net earnings per common share	**0.37**	1.10
Impact of non-recurring items on net earnings per common share	**–**	0.72

First Quarter Review (Q1 2002 vs Q1 2001, unless otherwise indicated)

Bell Canada

The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

- Total revenue in the first quarter was up 4% to $4.3 billion, driven mainly by growth in data, wireless and DTH revenues.
- Local and access revenues were up 3% at $1.5 billion, mainly due to higher SmartTouch feature revenues and consumer terminal sales.
- Long distance revenue decreased by 7% to $648 million due to competitive pricing pressures, partially offset by higher long distance conversation minutes.
- Wireless revenue was up 21% to $494 million due primarily to continued strong growth in cellular and PCS subscribers. In the quarter, there were 94,000 net additions to reach 3.6 million subscribers. Including paging subscribers, BCE now serves 4.2 million wireless customers.
- Data revenue increased 14% to $923 million, mainly due to higher IP/Broadband and Sympatico ISP revenues. DSL High-Speed Internet subscribers were at 866,000, which was 86% higher than in the first quarter of 2001.
- Bell ExpressVu had revenue of $151 million in the quarter, a 39% increase compared with the same period last year. Net additions in the quarter were 76,000, bringing the total customer base to 1.1 million. Year-over-year, the number of ExpressVu subscribers grew by 44%.
- Bell Canada's EBITDA grew by 8% in the first quarter to reach $1.8 billion due mainly to the growth in revenues and productivity improvements.
- On April 11, 2002, Bell Canada and MTS announced that they had combined the operations of Bell Intrigna and Bell Nexxia in Alberta and British Columbia to create Bell West. Operating under the Bell brand, Bell West will further capitalize on the growth opportunities Western Canada represents for telecommunication services.
- On April 23, 2002, 36% of Bell Canada's interests in Telebec and Northern Telephone were monetized for net proceeds of $306 million through the Bell Nordiq Income Fund.
- During the first quarter, Bell Canada introduced its Bell Managed Solutions suite of products and services while Bell Mobility officially launched its next generation (CDMA 1X) wireless voice and data networks in the Toronto, Montreal and Ottawa regions.

Bell Globemedia

Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia Interactive.

- Total revenue was $312 million in the quarter compared with revenue of $306 million for the same period last year.
- Advertising revenue was $219 million in the quarter, essentially flat compared to the first quarter of 2001. This revenue includes the impact of the acquisitions of CFCF-TV, CKY-TV and ROB-TV in the latter part of 2001 but still represents a significant achievement when considering the relative weakness of the advertising market.
- Subscriber revenues increased by 12% to reach $73 million, reflecting the addition of new digital specialty channels as well as improved print circulation revenues.
- Advertising represented 70% of total revenue, subscriptions 24% and production 6%. In the first quarter of 2001, advertising represented 72% of total revenue, subscriptions 21%, and production 7%.
- EBITDA was $33 million in the first quarter compared with $30 million for the same period last year, which mainly reflected implemented productivity initiatives.
- On February 15, 2002, Bell Globemedia and Cogeco completed their joint acquisition of the TQS television network.

Teleglobe

- Teleglobe's revenue was $505 million in the first quarter, essentially flat when compared to the same period in 2001.
- Data revenue in the first quarter of 2002 decreased by $18 million to $135 million. Additionally, Teleglobe had $22 million of capacity sales this quarter.
- Voice revenue was $348 million compared with $353 million in the first quarter of 2001. Pricing pressures continued to affect Teleglobe's voice revenues; however, voice traffic carried through Teleglobe's network increased by 21% to reach 2 billion minutes for the first quarter of 2002. Most of the increased volume related mainly to increased traffic from Bell Canada.
- EBITDA decreased by $2 million to $27 million.

BCE Emergis

- BCE Emergis' revenue decreased to $132 million in the quarter, compared with $143 million in revenues for the same period in 2001. The decrease was mainly related to the decline in non-recurring revenues, from $26 million in the first quarter of 2001 to $10 million in the first quarter of 2002.
- EBITDA decreased by $46 million and mainly reflected the shortfall in revenues.
- In the quarter, 41% of BCE Emergis' total revenue was from its U.S. operations.
- On April 5, 2002, BCE Emergis detailed its revised outlook for 2002 and announced its plan to deal with its decrease in expected revenues. BCE Emergis will focus on driving recurring revenue growth, while also streamlining its service offerings and cost structure. BCE Emergis will now focus on three key growth areas: bill presentment services, payment solutions and claims processing. The plan also calls for a 20% reduction in headcount, which is already being implemented.

BCE Ventures

BCE Ventures includes the activities of CGI, Telesat and other investments.

- BCE Ventures' revenue was $271 million in the quarter, up 12% compared with the same period of 2001, due mainly to strong growth at CGI and higher revenues at Telesat.
- EBITDA was $88 million in the quarter compared with $63 million in the first quarter of 2001, mainly as a result of higher revenues.
- On April 8, 2002, BCE announced the closing of the sale of Excel for US $227.5 million. The proceeds of disposition have been paid in the form of five-year interest-bearing promissory notes.
- Effective January 1, 2002, BCE classified its investment in BCI as a discontinued operation.

Other

Bell Canada's reported revenue was $3.5 billion in the first quarter compared with $3.4 billion in the same quarter of 2001. Net earnings applicable to common shares were $467 million in the quarter compared with $606 million for the same period last year.

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry – CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

Did you know?

As a BCE shareholder, you can now vote your proxy on-line and enroll to receive shareholder communications electronically. Visit us at www.bce.ca for details.

Caution Concerning Forward-looking Statements

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; the potential significant costs and refinancing obligations that could result from SBC Communications Inc.'s decision to exercise its option to require BCE Inc. to repurchase SBC's shares in Bell Canada Holdings Inc.; the risks and costs associated with Teleglobe Inc.'s negotiation of a business combination and a comprehensive debt restructuring, including the potential risks associated with the commencement of a court-supervised restructuring; uncertainty as to whether BCE's strategies (including its convergence, billing and bundling strategies) will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the BCE group companies' ability to develop financial, management and operating controls to manage costs and rapid change; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the impact of the CRTC's decision concerning the review of the price caps regime for local services expected in May 2002; the ability of BCE Emergis Inc. to successfully implement its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs; the final outcome of pending or future litigation; and Bell Canada International Inc.'s ability to meet its ongoing financial obligations as they become due.

For additional information with respect to certain of these and other factors, see the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2001 filed by BCE under Form 6-K with the U.S. Securities and Exchange Commission and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of April 24, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BCE's second quarter 2002 results will be announced on July 24, 2002 and the review will be made available via an audio webcast from our site on the Internet. For more information, see details on our site at www.bce.ca, after mid-July, 2002.

This management's discussion and analysis of financial condition and results of operations (MD&A) for the first quarter of the year 2002 focuses on the consolidated results of operations and financial situation of BCE, which consists of BCE Inc. (the Corporation), its subsidiaries, joint ventures and its investments in significantly influenced companies, and should be read in conjunction with the unaudited consolidated financial statements contained in this report. Certain sections of this MD&A contain forward-looking statements with respect to BCE. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. For more details, refer to "Forward-Looking Statements" on page 16.

At March 31, 2002, BCE centered its activities around four core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The four core operating segments were the Bell Canada segment, Bell Globemedia, BCE Teleglobe and BCE Emergis. All other businesses were grouped in the BCE Ventures segment.

Recent Developments

On April 24, 2002, the Board of Directors of BCE Inc. announced that it has accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc. effective April 24, 2002. The Board of Directors further announced that it has appointed Mr. Michael J. Sabia as Chief Executive Officer and Mr. Richard J. Currie as non-executive Chairman of the Board of Directors.

On April 24, 2002, BCE Inc. announced that it will cease further long-term funding to Teleglobe Inc. BCE Inc. announced that its decision is based on a number of factors, including: BCE Teleglobe's revised business plan and outlook with associated funding requirements; a pragmatic assessment of BCE Teleglobe's prospects; and, a comprehensive analysis of the state of the industry. BCE Inc. announced that the revised outlook provided by Teleglobe Inc.'s management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of this investment, and the market prospects for data are not expected to improve in the foreseeable future. BCE Inc. provided $550 million (U.S.$350 million) of funding since December 2001 and announced that it will provide only short-term periodic funding to Teleglobe Inc. on terms and conditions satisfactory to BCE Inc. up to a maximum aggregate amount of between U.S.$100 million and U.S.$125 million so that Teleglobe Inc. can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring. There can be no guarantee that Teleglobe Inc. will be successful in any of these efforts, and it might have to consider a court-supervised proceeding. It is likely that in the event of a business combination or a restructuring, BCE's position in Teleglobe Inc. would eventually be materially diluted.

These events raise doubts about Teleglobe Inc.'s ability to continue in the foreseeable future to realize its assets and discharge its liabilities and commitments in the normal course of operations. The unaudited consolidated interim financial statements as of March 31, 2002 have been prepared on the basis of accounting for the Corporation's investment in Teleglobe Inc. as a "going concern". As a result of the April 24, 2002 announcement, the Corporation's management will assess the carrying value of the net assets (including goodwill, capital assets and future income taxes), and a significant impairment charge will be recorded in the second quarter of 2002. This charge as it pertains to goodwill will be accounted for in accordance with the new accounting standards, as explained in Note 1.

In April 2002, following a shortfall in non-recurring revenue during the first quarter of 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. BCE Emergis will actively seek to increase penetration in three growth areas, namely bill presentment services, payment solutions and claims processing, by building on its existing customer base and its relationship with Bell Canada. BCE Emergis also developed a plan to streamline its service offerings and reduce its operating cost structure, which includes an overall reduction in personnel of approximately 550 people, or 20% of its workforce. As a result of this cost reduction plan and possible asset impairments, BCE Emergis will record a restructuring charge in the second quarter of 2002.

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

Results of Operations

For the three months ended March 31	**2002**	2001	Change
OPERATING REVENUES			
Bell Canada	**4,275**	4,107	168
Bell Globemedia	**312**	306	6
BCE Teleglobe	**505**	506	(1)
BCE Emergis	**132**	143	(11)
BCE Ventures	**271**	241	30
Corporate and other (including inter-segment eliminations)	**(250)**	(197)	(53)
Total revenues	**5,245**	5,106	139
EBITDA (1)			
Bell Canada	**1,760**	1,635	125
Bell Globemedia	**33**	30	3
BCE Teleglobe	**27**	29	(2)
BCE Emergis	**(20)**	26	(46)
BCE Ventures	**88**	63	25
Corporate and other (including inter-segment eliminations)	**(38)**	(34)	(4)
Total EBITDA	**1,850**	1,749	101
NET EARNINGS APPLICABLE TO COMMON SHARES			
Bell Canada	**321**	162	159
Bell Globemedia	**1**	(33)	34
BCE Teleglobe	**(33)**	(117)	84
BCE Emergis	**(15)**	(91)	76
BCE Ventures	**12**	53	(41)
Corporate and other (including inter-segment eliminations)	**28**	2,923	(2,895)
Total net earnings – continuing operations	**314**	2,897	(2,583)
Discontinued operations	**–**	(1,992)	1,992
Total net earnings	**314**	905	(591)
Dividends on preferred shares	**(13)**	(18)	5
Net earnings applicable to common shares	**301**	887	(586)
Earnings Per Share (EPS)			
Earnings from continuing operations	**0.37**	3.56	(3.19)
Net earnings	**0.37**	1.10	(0.73)

(1) The term "EBITDA" used in this MD&A does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. operating revenues less operating expenses). BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses.

OVERVIEW

In the first quarter of 2002, BCE reported growth in its revenues and EBITDA and a decrease in net earnings when compared to the first quarter of 2001.

The 3% increase in BCE's operating revenues in the first quarter of 2002 was mainly due to:

- improved results from the Bell Canada segment, primarily due to growth in data revenues, higher SmartTouch revenues from the local and access market, an increase in the cellular and PCS subscriber base and growth in the number of Bell ExpressVu subscribers; and
- a higher contribution from BCE Ventures;

partially offset by;

- an increase in revenues generated from Corporate and other as a result of higher inter-segment transactions, principally an increase in revenues generated by BCE Teleglobe from Bell Canada and other BCE affiliates.

The 6% increase in BCE's EBITDA in the first quarter of 2002 was primarily due to:

- improved results from the Bell Canada segment, primarily due to revenue growth and productivity improvements; and
- a higher EBITDA contribution from BCE Ventures;

partially offset by:

- a decrease from BCE Emergis resulting from lower revenues and EBITDA margins, reflecting the impact of non-recurring revenues which did not materialize, as well as increased headcount and research and development expenses.

The 66% decrease in BCE's net earnings applicable to common shares in the first quarter of 2002 was mainly due to:

- the recognition in the first quarter of 2001 of a $2.9 billion gain on sale of Nortel Networks common shares and the settlement of short-term forward contracts on these shares;

partially offset by:

- a higher consolidated EBITDA;
- a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from the significant capital expenditures incurred in 2001;
- a lower interest expense, primarily due to lower interest rates on BCE's variable-rate debt, partially offset by higher debt levels; and
- the recognition in the first quarter of 2001 of losses from discontinued operations of $2 billion related to BCI and Excel (nil in the first quarter of 2002);

BELL CANADA SEGMENT

For the three months ended March 31	2002	2001	Change
Revenues			
Local and access	**1,524**	1,481	43
Long distance	**648**	696	(48)
Wireless	**494**	409	85
Data	**923**	810	113
DTH (Direct-to-home satellite service)	**151**	109	42
Terminal sales, directory advertising and other	**535**	602	(67)
Total revenues	**4,275**	4,107	168
EBITDA	**1,760**	1,635	125
Contribution to BCE's net earnings	**321**	162	159

Operating Revenues

Local and access

At March 31	2002	2001	Change
Network access services (thousands of lines in service)	**13,265**	13,375	(110)
Local market share (Quebec and Ontario territory only)	**95.1%**	96.8%	(1.7%)

The increase in local and access revenue was mainly due to higher SmartTouch feature revenues, as well as higher consumer terminal sales partially offset by lower carrier access tariff revenues. The growth in SmartTouch feature revenues reflected higher average monthly revenues per customer mainly as a result of price increases and a greater number of features in service.

Long distance

For the three months ended March 31 (except where otherwise noted)	2002	2001	Change
Conversation minutes (millions)	**4,649**	4,498	151
Average long distance revenue per minute (cents)	**12**	14	(2)
Local market share (% based on revenues, at March 31) (Quebec and Ontario territory only)	**61.8%**	61.5%	0.3%

The decline in long distance revenues was primarily due to decreases in both long distance voice revenues and settlement revenues. The decrease in voice revenues reflected a decrease in average revenue per minute, primarily due to continuing competitive pricing pressures, partially offset by an increase in conversation minutes. The reduction in long distance settlement revenues resulted primarily from lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

For the three months ended March 31 (except where otherwise noted)	2002	2001	Change
Cellular & PCS subscribers (thousands, at March 31)			
Prepaid	**982**	775	207
Postpaid	**2,572**	2,109	463
Total	**3,554**	2,884	670
Cellular & PCS net activations (thousands)			
Prepaid	**18**	58	(40)
Postpaid	**76**	56	20
Total	**94**	114	(20)
Cellular & PCS average revenue per subscriber ($/month)			
Prepaid	**11**	13	(2)
Postpaid	**56**	55	1
Total	**43**	44	(1)
Usage per subscriber (minutes/month)	**181**	161	20
Postpaid churn (average per month)	**1.5%**	1.3%	0.2%

The growth in wireless revenues was primarily driven by an increase in the cellular and PCS subscriber base and an increase in minutes of usage per subscriber. The results reflect the continued focus on postpaid activations, which accounted for 81% of total net activations in the first quarter of 2002. The average revenue per cellular and PCS subscriber (ARPS) remained relatively flat in the first quarter of 2002 when compared to the same period in 2001. The increase in postpaid ARPS reflects the focus on value added pricing in features, bundled rate plans and system access fees, offset by a decline in prepaid ARPS resulting primarily from lower minutes of usage.

Data

For the three months ended March 31 (except where otherwise noted)	2002	2001	Change
Data revenues			
Legacy	**482**	534	(52)
Non-legacy	**441**	276	165
Total	**923**	810	113
Equivalent access lines (thousands, at March 31)			
Digital Equivalent access lines (a)	**3,815**	3,445	370
Broadband equivalent access lines (b)	**9,431**	5,249	4,182
Total	**13,246**	8,694	4,552
Internet subscribers (thousands, at March 31)			
DSL High-speed	**866**	466	400
Dial-up	**1,036**	946	90
Total	**1,902**	1,412	490

(a) Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(b) Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

The increase in data revenues was primarily driven by the growth in the provision of IP/Broadband and Internet services, as well as increased sales of inter-networking equipment and cabling, partially offset by a decrease in access and digital transmission services, mainly in Megalink. Contributing to the increase in Internet related revenue was the growth in Internet subscribers, in part due to an increase in the level of advertising and promotions since June 2001. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at March 31, 2002 compared to approximately 38% at March 31, 2001.

DTH

For the three months ended March 31 (except where otherwise noted)	2002	2001	Change
DTH subscribers (thousands, at March 31)	**1,145**	796	349
DTH net activations (thousands)	**76**	74	2
Average revenue per subscriber ($)	**45**	47	(2)
Churn rate (per quarter)	**2.5%**	2.4%	0.1%

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The net activations increase in 2002 was mainly due to increased advertising and competitive pricing. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues (as explained above) as well as higher EBITDA margins resulting from savings from Bell Canada's productivity improvements of approximately $130 million.

Contribution to BCE's net earnings

The increase in the contribution to BCE's net earnings was mainly due to:

- a higher EBITDA contribution; and
- restructuring charges included in the first quarter of 2001 (nil in the first quarter of 2002).

Amortization expense remained relatively flat, as the decrease from the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, was offset by an increase resulting from the capital expenditures incurred since the first quarter of 2001.

Interest expense remained relatively flat as well, as average debt levels in the first quarter of 2002 approximated those in the same period last year.

BELL GLOBEMEDIA

For the three months ended March 31 (except where otherwise noted)	2002	2001	Change
Revenues			
Advertising	**219**	221	(2)
Subscriber	**73**	65	8
Production and sundry	**20**	20	-
Total revenues	**312**	306	6
EBITDA	**33**	30	3
Contribution to BCE's net earnings	**1**	(33)	34
Operating statistics (millions)			
Bell Globemedia Interactive - Unique visitors (for the month of March)	**10.2**	n/a	n.m.

n/a: not available

n.m.: not meaningful

Bell Globemedia's revenues and EBITDA increased 2% and 10% respectively in the first quarter of 2002 when compared to the same period of 2001. The results of Bell Globemedia were positively impacted by the acquisitions of CFCF-TV, CKY-TV and ROB-Tv in 2001, and negatively impacted by the economic softness affecting principally advertising revenues from its operations. The increase in subscriber revenues was due to growth in subscriptions to specialty channels driven by increased DTH penetration and the launch of five new digital channels last September and improved circulation revenues in print driven by rate increases.

Bell Globemedia's contribution to BCE's net earnings improved significantly, mainly attributable to the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, as well as a higher EBITDA.

BCE TELEGLOBE

For the three months ended March 31	2002	2001	Change
Revenues			
Voice	**348**	353	(5)
Data	**135**	153	(18)
Capacity sales	**22**	-	22
Total revenues	**505**	506	(1)
EBITDA	**27**	29	(2)
Contribution to BCE's net earnings	**(33)**	(117)	84
Voice traffic			
Net voice revenues	**87**	98	(11)
Total minutes (millions)	**2,020**	1,669	351
Average revenue per minute ($)	**0.17**	0.21	(0.04)

In 2002, BCE Teleglobe continued the deployment of the GlobeSystem network, a globally integrated Internet, data, video and voice network. Compared to December 31, 2001, fiber capacity (measured in lambda route miles) increased by 2 thousand miles to reach 82 thousand miles at March 31, 2002.

The decrease in gross voice revenues was primarily due to price declines resulting from continued competitive pressures in the marketplace, partially offset by an increase in voice traffic carried through BCE Teleglobe's network. The decrease in net voice revenues (operating revenues less outpayments) represents a decline in voice margins that can be attributed primarily to the price declines. The decrease in data revenues was mainly as a result of continued price commoditization and slower demand. In the first quarter of 2002, BCE Teleglobe generated $22 million from a sales-type lease under an indefeasible right of use capacity asset sale agreement (nil for the same period in 2001). Included in data revenues of $153 million in the first quarter of 2001 were $16 million related to brokerage fees and consultative services.

BCE Teleglobe generated approximately $102 million of revenues from BCE affiliates in the first quarter of 2002 ($49 million for the same period in 2001), representing approximately 20% of its total revenues (10% for the same period in 2001).

BCE Teleglobe's EBITDA remained relatively flat when compared to the same period last year. The decrease in net voice revenues was substantially offset by savings realized from the restructuring plan announced in the third quarter of 2001 and other cost saving initiatives.

The increase in BCE Teleglobe's contribution to BCE's net earnings was primarily due to:

- a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from the capital expenditures incurred relating to the GlobeSystem network deployment; and
- a lower interest expense, primarily due to lower interest rates on the Corporation's variable-rate debt, partially offset by higher debt levels.

BCE EMERGIS

For the three months ended March 31	2002	2001	Change
Revenues			
eHealth Solutions Group	**67**	70	(3)
BCE Emergis - Canada	**60**	66	(6)
BCE Emergis - U.S.A.	**5**	7	(2)
Total revenues	**132**	143	(11)
EBITDA	**(20)**	26	(46)
Contribution to BCE's net earnings	**(15)**	(91)	76
% of revenues generated in the United States	**41%**	39%	2%

BCE Emergis' revenue is derived from recurring and non-recurring sources. Recurring revenue, which is mostly of a transactional nature, accounted for $122 million (or 92%) of total revenue in the first quarter of 2002, compared to approximately $116 million (or 81%) for the same period in 2001. Non-recurring revenue is generated from professional services and initial software license sales. The decrease in revenue was attributed to a shortfall in non-recurring revenues which did not materialize.

BCE Emergis generated approximately $39 million of revenues from BCE affiliates in the first quarter of 2002 ($41 million for the same period in 2001), representing approximately 28% of its total revenues (29% in 2001 for the same period in 2001). In the first quarter of 2002, 80% of the revenues generated from BCE affiliates were of a recurring nature, compared to 92% for the same period in 2001.

The decrease in EBITDA was attributed to lower non-recurring revenues as well as lower EBITDA margins. Lower EBITDA margins reflect the impact of increased headcount and research and development expenses.

The improvement in BCE Emergis' contribution to BCE's net earnings was primarily due to:

- a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from continued investments in capital assets; and
- a lower interest expense, primarily due to lower debt levels;

partially offset by:

- a decrease in BCE Emergis' EBITDA.

BCE VENTURES

For the three months ended March 31	2002	2001	Change
Revenues	**271**	241	30
EBITDA	**88**	63	25
Contribution to BCE's net earnings	**12**	53	(41)

The increase in BCE Ventures' revenues was mainly due to higher revenue contributions from CGI and Telesat. Proportionate revenues from CGI increased mainly due to CGI's acquisitions and new outsourcing contracts, partially offset by a decrease in BCE's ownership interest level compared to last year. The increase in Telesat revenues is attributable to higher broadcast revenues.

BCE Ventures' EBITDA increased compared to last year, mainly due to higher revenues as well as lower operating expenses at Telesat.

The decrease in contribution to BCE's net earnings from BCE Ventures was mainly due to the inclusion of a dilution gain from the reduction of BCE's ownership interest in CGI and gains on investments recorded during the same period in 2001 partially offset by a higher EBITDA contribution.

DISCONTINUED OPERATIONS

For the three months ended March 31	2002	2001	Change
BCI	–	115	(115)
Excel	–	(2,107)	2,107
Total loss from discontinued operations	–	(1,992)	1,992

Effective January 1, 2002, the Corporation adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America.

On August 26, 2001, Teleglobe Inc. and certain of its subsidiaries entered into definitive agreements for the sale of Excel's North American operations to an affiliate of VarTec Telecom, Inc. (VarTec). Excel's U.K. operations, which are not part of the transaction, were shut down in 2001. The sale received regulatory and other approvals and was completed in April 2002, for proceeds of U.S. $227.5 million in the form of five-year interest-bearing promissory notes. The results of operations of Excel include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of BCE Inc.'s investment in Excel.

Liquidity and Capital Resources

For the three months ended March 31	2002	2001	Change
Cash flows from operating activities	**247**	451	(204)
Cash flows from investing activities	**(867)**	2,684	(3,551)
Capital expenditures	**(939)**	(1,947)	1,008
Investments	**(106)**	(75)	(31)
Divestitures	**203**	4,537	(4,334)
Cash flows from financing activities	**1,170**	(829)	1,999
Net change in long-term debt, notes payable and bank advances	**1,286**	(893)	2,179
Issuance and purchase of common and preferred shares	**206**	(144)	350
Dividends paid on common and preferred shares	**(250)**	(260)	10
Financing activities of subsidiaries with non-controlling interest	**(64)**	466	(530)
Cash flows from discontinued operations	**(227)**	328	(555)
Net increase in cash and cash equivalents	**323**	2,638	(2,315)

OVERVIEW BY OPERATING GROUP

At the corporate level, BCE Inc. generated cash from dividend income of approximately $300 million received from its subsidiaries (primarily Bell Canada), proceeds of $204 million from the net issuance of preferred shares and approximately $130 million from the sale of investments, which in addition to the opening liquidity of approximately $250 million, were available to be used to pay dividends of approximately $256 million to BCE Inc.'s shareholders, inject approximately $89 million in BCE Teleglobe, $392 million in BCI and $125 million in Bell ExpressVu, as well as for corporate overhead expenses.

In the first quarter of 2002, Bell Canada generated cash flows from operations of $730 million, which were used to fund investing activities of $666 million (primarily capital expenditures) and financing activities of $11 million. In the first quarter of 2001, Bell Canada generated $660 million in cash from its operations and $476 million in cash from financing activities, which were used to fund investing activities of $1.1 billion (consisting primarily of capital expenditures of $1.5 billion less divestitures of $481 million).

In the first quarter of 2002, Bell Globemedia made net investments of $73 million in cash, which were financed through drawings from a temporary credit term agreement. Bell Globemedia is currently in the process of refinancing its existing bank agreements, some of which expire in June 2002. In the first quarter of 2001, investing activities required $97 million in cash, which was financed mainly through the cash proceeds of $385 million from the issuance of common shares upon its creation, net of a reduction of $260 million of its credit term agreements. In the first quarters of 2002 and 2001, Bell Globemedia did not generate or use any substantial cash from its operations.

In the first quarter of 2002, BCE Teleglobe had capital injections from BCE Inc. in the amount of $89 million ($62 million in 2001) and made drawings from credit facilities in the amount of $192 million ($442 million in 2001), which was used for investing $78 million in capital expenditures ($163 million for the same period in 2001) related mainly to the GlobeSystem network deployment, and to fund negative operating cash flows. BCE Teleglobe did not generate or use any substantial cash from its operations.

In the first quarter of 2002, BCE Emergis used cash from operating activities in the amount of $29 million ($15 million for the same period in 2001). In the first quarter of 2002 and 2001, BCE Emergis did not generate or use any substantial cash from investing or financing activities.

OPERATING ACTIVITIES

The increase in BCE's consolidated cash flows from operating activities was mainly attributable to lower non-cash working capital requirements and higher cash earnings from continuing operations (refer to discussion under "Results by Operating Group").

INVESTING ACTIVITIES

Capital Expenditures

The decrease in capital expenditures of $1 billion in the first quarter of 2002 can be mainly explained by:

- a decrease of $871 million in capital expenditures for Bell Canada. In 2002, capital expenditures related mainly to growth initiatives, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure. In the first quarter of 2001, capital expenditures also included the acquisition by Bell Mobility of 20 new PCS spectrum licences for wireless operations amounting to approximately $720 million; and
- a decrease of $86 million in capital expenditures made by BCE Teleglobe relating to the deployment of the GlobeSystem network.

Investments

Investments of $106 million in the first quarter of 2002 included Bell Globemedia's contribution of $73 million in cash for a 40% interest in a newly created company that will hold a 99% interest in the TQS network as well as other television stations, and Bell Globemedia's purchase of the remaining 5% of the Comedy Network.

Divestitures

Divestitures of $202 million in the first quarter of 2002 included BCE's sale, through BCE Inc. and Teleglobe Inc., of its interest in the 1000 de la Gauchetière West Building as well as Bell Globemedia's sale of its 12% interest in the History channel.

Divestitures in the first quarter of 2001 included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion.

FINANCING ACTIVITIES

Net Change in Long-term Debt, Notes Payable and Bank Advances

The net increase in long-term debt, notes payable and bank advances of $1,286 million in the first quarter of 2002 can be explained by:

- the issuance by Bell Canada of $900 million in debentures, a portion of the proceeds were used to repay short-term debt of approximately $355 million;
- the drawing by Bell Globemedia of $235 million from its credit term agreements to fund investments and repay a loan payable to BCE Inc.;
- a net increase in BCE Inc.'s corporate indebtedness of $170 million to fund in part its activities, as explained above under "Overview by Operating Group"; and
- the drawing by BCE Teleglobe of approximately $163 million, which was used to fund negative operating cash flows and capital expenditures.

The net decrease in long-term debt, notes payable and bank advances of $1.1 billion in the first quarter of 2001 can be explained by:

- the repayment by BCE of $2.2 billion of its short-term debt from the proceeds generated from the sale of Nortel Networks shares and the settlement of short-term forward contracts relating to such shares; and
- the reduction of $260 million of Bell Globemedia's credit term agreements from the proceeds of the issuance of common shares upon its creation;

partially offset by:

- the issuance by Bell Canada of $900 million in debentures, the proceeds of which were mainly used to repay short-term debt; and
- an increase of $569 million in Teleglobe Inc.'s borrowings from short-term credit facilities, mainly to fund BCE Teleglobe's capital expenditure requirements.

Issuance and Purchase of Common Shares and Preferred Shares

In the first quarter of 2002, BCE Inc. issued approximately 0.1 million common shares for $2 million under BCE Inc.'s and Teleglobe Inc.'s stock option plans (1.9 million shares for $47 million for the same period in 2001). In the first quarter of 2001, BCE Inc. also purchased and cancelled approximately 4.5 million of its common shares under its Normal Course Issuer Bid for an aggregate price of $191 million.

In March 2002, BCE Inc. issued 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE Inc.'s 12 million First Preferred Shares, Series W (Series W Preferred Shares), as BCE Inc. elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE Inc. to purchase for cancellation the Series W Preferred Shares. The net proceeds from the sale of the 8 million Series AA Preferred Shares will be used for general corporate purposes.

Financing Activities of Subsidiaries with Non-controlling Interest

- Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $7 million in the first quarter of 2002.

Cash generated from financing activities of subsidiaries with non-controlling interest amounted to $641 million in the first quarter of 2001 and can be attributed to:

- the issuance by Bell Canada of $350 million in preferred shares, partially offset by the redemption of $135 million in preferred shares; and
- the issuance by Bell Globemedia, upon its creation, of $385 million in common shares.

Other

The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling approximately $2 billion at March 31, 2002, under which a total of approximately $198 million in commercial paper was outstanding. In addition, Bell Canada had approximately $20 million of Class E Notes outstanding (nil at BCE Inc.). Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

CREDIT RATINGS

	S&P (1)	DBRS (2)	Moody's (3)
Commercial Paper	A-1 (mid)	R-1 (low)	P-2
Extendable Commercial Notes	A-1 (mid)	R-1 (low)	-
Corporate ratings	A+ Stable	-	-
Long-term debt	-	A (negative)	A-3
Preferred shares	P-1 (low)	Pfd-2(negative)	-

(1) Standard & Poor's (S&P) (a division of The McGraw-Hill Companies Inc.) confirmed its ratings on March 21, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) downgraded BCE Inc's ratings from R-1 (mid), A (high) and Pfd-2 (high) on April 24, 2002.

(3) Moody's Investors Service placed the ratings of BCE Inc. under review for possible downgrade on April 24, 2002.

Regulatory Decisions

The Canadian Radio-television and Telecommunications Commission (CRTC) reviewed the current price caps regime in a proceeding which was completed in 2001. The CRTC's decision which is expected by the end of May 2002, will set the terms and conditions for the new price caps regime. The terms of the price caps regime will govern the pricing flexibility for local exchange and wholesale services that Bell Canada will have going forward. Bell Canada believes that its proposals provide a proper balance between the interests of consumers and the interests of competitors by establishing the necessary foundation for the further evolution of local service competition and the achievement of the ultimate goal of full facilities-based competition in all telecommunications markets. However, there is no assurance that the CRTC will accept Bell Canada's proposals and Bell Canada cannot predict the final impact of the CRTC's decision on itself.

Recent Pronouncements

Effective January 1, 2002, the Corporation adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Any impairment resulting from an annual impairment test is reported as a charge in the statement of operations. The Corporation's management is currently evaluating the impacts of the transitional and annual impairment tests and it is expected that that they will result in an impairment charge in the range of $7.5 - $8.5 billion in the second quarter of 2002 relating principally to Teleglobe Inc. Management has not yet determined the portion of the impairment charge that will be recorded in the statement of operations. Refer to Note 4 (Adjusted net earnings) for a reconciliation of reported net earnings with adjusted net earnings to reflect the impact of amortization expense on goodwill and other intangible assets.

Effective January 1, 2002, the Corporation also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods.

The Corporation also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. The Corporation has elected to continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

Legal Proceedings

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's convertible unsecured subordinated debentures (the Debentures). The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250,000,000 plus punitive damages and other amounts totaling $35,000,000 in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's recapitalization plan announced on December 3, 2001. As of April 29, 2002, neither BCE Inc. nor BCI had been served with any legal proceeding.

In addition to the legal proceeding disclosed herein, BCE Inc. and its subsidiaries and associated companies are involved in various other claims and legal proceedings, the most significant of which are described in BCE Inc.'s Annual Information Form for the year ended December 31, 2001 (Annual Information Form). While the final outcome of the legal proceedings disclosed herein and in the Annual Information Form and of any other pending claims or legal proceedings cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations. BCE intends to vigorously defend itself against all such claims and in all such proceedings.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of BCE. These forward-looking statements relate to the future financial condition, results of operations or business of BCE. These statements may be based on current expectations and estimates about the markets in which BCE operates and management's beliefs and assumptions regarding these markets. In some cases, forward-looking statements may be identified by words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed in BCE Inc.'s Annual Information Form for the year ended December 31, 2001 (Annual Information Form) under the heading "Forward-Looking Statements". All of such risk factors outlined in the Annual Information Form are incorporated herein by reference. In addition, other risk factors relating to forward-looking statements contained herein are outlined in this MD&A. Forward-looking statements contained in this MD&A represent BCE's expectations and intentions as of the date hereof. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any mergers, acquisitions, other business combinations, divestitures or other transactions that may be announced or completed after such statements are made.

Consolidated Statements of Operations

For the three months ended March 31 ($ millions, except share amounts) (unaudited)	2002	2001
Operating revenues	**5,245**	5,106
Operating expenses	**3,395**	3,357
Amortization expense	**839**	1,087
Net benefit plans credit	**(6)**	(33)
Restructuring and other charges	**–**	239
Total operating expenses	**4,228**	4,650
Operating income	**1,017**	456
Other (expense) income	**(7)**	3,854
Earnings from continuing operations before the under-noted items	**1,010**	4,310
Interest expense - long-term debt	**276**	276
- other debt	**23**	61
Total interest expense	**299**	337
Earnings from continuing operations before income taxes and non-controlling interest	**711**	3,973
Income taxes	**273**	995
Non-controlling interest	**124**	81
Earnings from continuing operations	**314**	2,897
Discontinued operations (Note 3)	**–**	(1,992)
Net earnings (Note 4)	**314**	905
Dividends on preferred shares	**(13)**	(18)
Net earnings applicable to common shares	**301**	887
Net earnings per common share – basic (Note 5)		
Continuing operations	**0.37**	3.56
Net earnings	**0.37**	1.10
Net earnings per common share – diluted (Note 5)		
Continuing operations	**0.37**	3.52
Net earnings	**0.37**	1.08
Dividends per common share	**0.30**	0.30
Average number of common shares outstanding (millions)	**808.6**	808.1

Consolidated Statements of Retained Earnings

For the three months ended March 31 ($ millions) (unaudited)	2002	2001
Balance at beginning of period, as previously reported	**903**	1,521
Adjustment for change in accounting policy (Note 1)	**(191)**	(182)
Balance at beginning of period, as restated	**712**	1,339
Net earnings	**314**	905
Dividends - Preferred shares	**(13)**	(18)
- Common shares	**(243)**	(242)
	(256)	(260)
Premium on redemption of common and preferred shares	**(6)**	(108)
Other	**(3)**	(15)
Balance at end of period	**761**	1,861

Consolidated Balance Sheets

($ millions) (unaudited)	March 31 2002	December 31 2001
ASSETS		
Current assets		
Cash and cash equivalent [1]	**892**	569
Accounts receivable	**4,160**	4,118
Other current assets	**1,288**	1,213
Total current assets	**6,340**	5,900
Investments	**1,189**	1,106
Capital assets	**26,080**	26,599
Future income taxes	**994**	1,031
Other long-term assets	**3,440**	3,363
Goodwill and other intangible assets	**16,218**	16,075
Total assets	**54,261**	54,074
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**5,186**	5,792
Income and other taxes payable	**276**	681
Debt due within one year	**5,768**	5,263
Total current liabilities	**11,230**	11,736
Long-term debt	**14,977**	14,861
Future income taxes	**945**	924
Other long-term liabilities	**4,311**	4,129
Total liabilities	**31,463**	31,650
Non-controlling interest	**5,753**	5,625
SHAREHOLDERS' EQUITY		
Preferred shares	**1,510**	1,300
Common shareholders' equity		
Common shares [2]	**13,829**	13,827
Contributed surplus	**980**	980
Retained earnings	**761**	712
Currency translation adjustment	**(35)**	(20)
Total common shareholders' equity	**15,535**	15,499
Total shareholders' equity	**17,045**	16,799
Total liabilities and shareholders' equity	**54,261**	54,074

(1) At March 31, 2002, cash and cash equivalents include $328 million of restricted cash ($233 million at December 31, 2001). This amount represents BCE's share of Telecom Américas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(2) At March 31, 2002, 808,618,814 (808,514,211 at December 31, 2001) BCE Inc. common shares and 24,521,770 (18,527,376 at December 31, 2001) BCE Inc. stock options were outstanding. The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe Inc. stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe Inc. stock option held. At March 31, 2002, the Teleglobe Inc. stock options outstanding were exercisable into 9,764,305 BCE Inc. common shares (10,204,966 at December 31, 2001).

Consolidated Statements of Cash Flows

For the three months ended March 31 ($ millions) (unaudited)	2002	2001
Cash flows from operating activities		
Earnings from continuing operations	**314**	2,897
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:		
Amortization expense	**839**	1,087
Restructuring and other charges	**–**	231
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	**–**	(3,867)
Future income taxes	**(26)**	375
Other items	**119**	(91)
Changes in non-cash working capital components	**(999)**	(181)
	247	451
Cash flows from investing activities		
Capital expenditures	**(939)**	(1,947)
Investments	**(106)**	(75)
Divestitures	**203**	4,537
Other items	**(25)**	169
	(867)	2,684
Cash flows from financing activities		
Increase (decrease) in notes payable and bank advances	**136**	(1,504)
Issue of long-term debt	**1,253**	908
Repayment of long-term debt	**(103)**	(297)
Issue of common shares	**2**	47
Purchase of common shares for cancellation	**–**	(191)
Issue of preferred shares	**510**	-
Redemption of preferred shares	**(306)**	-
Dividends paid on common and preferred shares	**(250)**	(260)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	**7**	683
Redemption of preferred shares by subsidiaries	**–**	(136)
Dividends paid by subsidiaries to non-controlling interest	**(71)**	(81)
Other items	**(8)**	2
	1,170	(829)
Effect of exchange rate changes on cash and cash equivalents	**–**	4
Cash provided by continuing operations	**550**	2,310
Cash (used in) provided by discontinued operations	**(227)**	328
Net increase in cash and cash equivalents	**323**	2,638
Cash and cash equivalents at beginning of period	**569**	260
Cash and cash equivalents at end of period	**892**	2,898

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001, as set out on pages 25 to 44 of BCE Inc. (the Corporation)'s 2001 Annual Report.

1. Significant Accounting Policies

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), using the same accounting policies as outlined in Note 1 of the consolidated financial statements for the year ended December 31, 2001, except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Effective January 1, 2002, the Corporation adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. Any impairment resulting from an annual impairment test is reported as a charge in the statement of operations. The Corporation's management is currently evaluating the impacts of the transitional and annual impairment tests and it is expected that they will result in an impairment charge in the range of $7.5 - $8.5 billion in the second quarter of 2002 relating principally to Teleglobe Inc. Management has not yet determined the portion of the impairment charge that will be recorded in the statement of operations. Refer to Note 4 (Adjusted net earnings) for a reconciliation of reported net earnings with adjusted net earnings to reflect the impact of amortization expense on goodwill and other intangible assets.

Effective January 1, 2002, the Corporation also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

The Corporation also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applies to certain awards outstanding on the date of adoption and all awards granted on or after January 1, 2002. The Corporation has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. Had compensation cost for the Corporation's stock options been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma net earnings would have amounted to $312 million and pro forma net earnings per common share would have amounted to $0.37 (basic) and $0.37 (diluted) for the three months ended March 31, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended March 31, 2002: dividend yield of 3.2%, expected volatility of approximately 30%; risk-free interest rate of 4.7%; and expected lives of 4.5 years. The weighted average fair value of options granted in the three months ended March 31, 2002 was $8.

Notes to Consolidated Financial Statements (continued)

2. Segmented Information

For the three months ended March 31		2002	2001
Operating revenues			
Bell Canada	External	**4,233**	4,063
	Inter-segment	**42**	44
		4,275	4,107
Bell Globemedia	External	**302**	306
	Inter-segment	**10**	-
		312	306
BCE Teleglobe	External	**403**	457
	Inter-segment	**102**	49
		505	506
BCE Emergis	External	**93**	102
	Inter-segment	**39**	41
		132	143
BCE Ventures	External	**212**	175
	Inter-segment	**59**	66
		271	241
Corporate and other	External	**2**	3
	Inter-segment	**28**	25
		30	28
Less: Inter-segment eliminations		**(280)**	(225)
Total operating revenues		**5,245**	5,106
EBITDA (1)			
Bell Canada		**1,760**	1,635
Bell Globemedia		**33**	30
BCE Teleglobe		**27**	29
BCE Emergis		**(20)**	26
BCE Ventures		**88**	63
Corporate and other, including inter-segment eliminations		**(38)**	(34)
Total EBITDA		**1,850**	1,749
Net earnings applicable to common shares			
Bell Canada		**321**	162
Bell Globemedia		**1**	(33)
BCE Teleglobe		**(33)**	(117)
BCE Emergis		**(15)**	(91)
BCE Ventures		**12**	53
Corporate and other, including inter-segment eliminations		**28**	2,923
Total earnings from continuing operations		**314**	2,897
Discontinued operations		**–**	(1,992)
Dividends on preferred shares		**(13)**	(18)
Total net earnings applicable to common shares		**301**	887

(1) The term "EBITDA" used in this MD&A does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items (i.e. operating revenues less operating expenses). BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses.

Notes to Consolidated Financial Statements (continued)

3. Discontinued Operations

For the three months ended March 31	**2002**	2001
Bell Canada International (BCI) (a)	–	115
Excel Communications group (Excel) (b)	–	(2,107)
Net loss from discontinued operations	–	(1,992)

(a) Effective January 1, 2002, the Corporation adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America.

(b) On August 26, 2001, Teleglobe Inc. and certain of its subsidiaries entered into definitive agreements for the sale of Excel's North American operations to an affiliate of VarTec Telecom, Inc. (VarTec). Excel's U.K. operations, which are not part of the transaction, were shut down in 2001. The sale received regulatory and other approvals and was completed in April 2002, for proceeds of U.S. $227.5 million in the form of five-year interest-bearing promissory notes. The results of operations of Excel include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of BCE Inc.'s investment in Excel.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

At March 31, 2002 and December 31, 2001	**2002**	2001
Current assets	**1,131**	1,250
Non-current assets	**4,316**	4,582
Current liabilities	**(2,073)**	(2,586)
Non-current liabilities	**(2,757)**	(3,043)
Net assets of discontinued operations	**617**	203

The summarized statements of operations for the discontinued operations are as follows:

For the three months ended March 31	**2002**	2001
Revenue	–	453
Operating loss from discontinued operations, net of tax	–	(2,353)
Gain on discontinued operations, net of tax	–	502
Non-controlling interest	–	(141)
Net loss from discontinued operations	–	(1,992)

4. Adjusted Net Earnings

For the three months ended March 31	**2002**	2001
Net earnings, as reported	**314**	905
Amortization expense on goodwill and other intangible assets	–	248
Net earnings, adjusted	**314**	1,153
Adjusted net earnings per common share		
Basic	**0.37**	1.40
Diluted	**0.37**	1.39

Notes to Consolidated Financial Statements (continued)

5. Earnings Per Share Disclosures

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

For the three months ended March 31	**2002**	2001
Earnings from continuing operations (numerator) ($ millions)		
Earnings from continuing operations	**314**	2,897
Dividends on preferred shares	**(13)**	(18)
Earnings from continuing operations - basic	**301**	2,879
Exercise of put options by CGI shareholders	**3**	(4)
Earnings from continuing operations - diluted	**304**	2,875
Weighted average number of common shares outstanding (denominator) (millions)		
Weighted average number of common shares outstanding - basic	**808.6**	808.1
Exercise of stock options	**2.6**	3.5
Exercise of put options by CGI shareholders	**13.0**	4.6
Weighted average number of common shares outstanding - diluted	**824.2**	816.2

6. Subsequent Events

Significant development relating to Teleglobe Inc.

On April 24, 2002, BCE Inc. announced that it will cease further long-term funding to Teleglobe Inc. BCE Inc. announced that its decision is based on a number of factors, including: BCE Teleglobe's revised business plan and outlook with associated funding requirements; a pragmatic assessment of BCE Teleglobe's prospects; and, a comprehensive analysis of the state of the industry. BCE Inc. announced that the revised outlook provided by Teleglobe Inc.'s management no longer meets the objectives of break-even free cash flow by 2003 and the prospect for "value recovery" of this investment, and the market prospects for data are not expected to improve in the foreseeable future. BCE Inc. provided $550 million (U.S.$350 million) of funding since December 2001 and announced that it will provide only short-term periodic funding to Teleglobe Inc. on terms and conditions satisfactory to BCE Inc. up to a maximum aggregate amount of between U.S.$100 million and U.S.$125 million so that Teleglobe Inc. can provide continuing customer service and fund other operations-related needs while it reviews its options for the future, including possible business combinations and restructuring. There can be no guarantee that Teleglobe Inc. will be successful in any of these efforts, and it might have to consider a court-supervised proceeding. It is likely that in the event of a business combination or a restructuring, BCE's position in Teleglobe Inc. would eventually be materially diluted.

These events raise doubts about Teleglobe Inc.'s ability to continue in the foreseeable future to realize its assets and discharge its liabilities and commitments in the normal course of operations. The unaudited consolidated interim financial statements as of March 31, 2002 have been prepared on the basis of accounting for the Corporation's investment in Teleglobe Inc. as a "going concern". As a result of the April 24, 2002 announcement, the Corporation's management will assess the carrying value of the net assets (including goodwill, capital assets and future income taxes), and a significant impairment charge will be recorded in the second quarter of 2002. This charge as it pertains to goodwill will be accounted for in accordance with the new accounting standards, as explained in Note 1.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

BCE
Bell Canada
Enterprises

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.'s Web site at www.bce.ca or is available upon request from:

BCE Inc.
Investor Relations
1000, rue de La Gauchetière Ouest,
bureau 3700
Montréal (Québec) H3B 4Y7

Tel: **1 800 339-6353**
Fax: **(514) 786-3970**
E-mail: **investor.relations@bce.ca**
Web site: **www.bce.ca**

For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust Company of Canada
P.O. Box 1100, Station B
Montréal (Québec) H3B 3K9
Tel: (514) 982-7555 or 1 800 561-0934
Fax: (514) 982-7635
E-mail: bce@computershare.com

Printed in Canada

BCE02Q1E

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

The consolidated financial statements of BCE Inc. in the first quarter of 2002 have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the net earnings and retained earnings reported in accordance with Canadian GAAP to United States GAAP.

NET EARNINGS APPLICABLE TO COMMON SHARES For the three months ended March 31 ($ millions)		2002	2001[1]
Canadian GAAP - Continuing operations		**301**	2,879
Adjustments			
Pre-operating expenses and subscriber acquisition costs (a)		**13**	(1)
Employee future benefits (b)		**5**	10
Income taxes (c)		**-**	(398)
Gain on disposal of investments and on reduction of ownership in subsidiary companies (d)		**-**	(13)
Other		**(22)**	41
United States GAAP - Continuing operations		**297**	2,518
Discontinued operations - U.S. GAAP (e)		**198**	(1,881)
United States GAAP		**495**	637
Other comprehensive earnings (loss) items			
Change in currency translation adjustment		**(15)**	386
Change in unrealized gains or losses on investments (f)		**(52)**	(118)
United States GAAP - Comprehensive earnings		**428**	905
Per common share - United States GAAP			
Continuing operations	- Basic	**0.37**	3.12
	- Fully diluted	**0.36**	3.08
Net earnings	- Basic	**0.61**	0.79
	- Fully diluted	**0.60**	0.78

RETAINED EARNINGS For the three months ended March 31 ($ millions)	2002	2001[1]
Canadian GAAP	**761**	1,861
Adjustments		
Pre-operating expenses and subscriber acquisition costs (a)	**(267)**	(176)
Employee future benefits (b)	**97**	49
Income taxes (c)	**-**	(353)
Gain on disposal of investments and on reduction of ownership in subsidiary companies (d)	**(201)**	(203)
Discontinued operations (e)	**83**	(104)
Other	**111**	119
United States GAAP	**584**	1,193

[1] Certain comparative figures have been reclassified to conform to the current year presentation.

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP (Continued)

(a) Pre-operating expenses and subscriber acquisition costs
Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) Employee future benefits
The accounting for employee future benefits is, in all material respects, consistent under Canadian and United States GAAP, except for the recognition of certain unrealized gains.

(c) Income taxes
The accounting for income taxes is, in all material respects, consistent under Canadian and United States GAAP except that under Canadian GAAP, income tax rates of substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under United States GAAP, only income tax rates of enacted tax law can be used. In the second quarter of 2001, income tax rates became enacted, and as a result, the Canadian and United States GAAP difference reversed.

(d) Gain on disposal of investments and on reduction of ownership in subsidiary companies
Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(e) Discontinued operations
Under Canadian GAAP, losses from discontinued operations amounted to nil and $1,992 million for the three months ended March 31, 2002 and 2001, respectively. Differences between Canadian and United States GAAP, such as the accounting for pre-operating expenses and subscriber acquisition costs and the measurement of the impairment of certain long-lived assets, caused the historical carrying values of the net assets of and the resulting net gain or loss on discontinued operations to be different.

(f) Change in unrealized gain on investments
Under United States GAAP, BCE's portfolio investments would be classified as "available-for-sale" and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax. Under Canadian GAAP, these investments are maintained at historical cost.

(g) Accounting changes
Effective January 1, 2002, the Corporation adopted the new recommendations of The Financial Accounting Standards Board (FASB) Standards No. 141, Business Combinations, and 142, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. The Corporation's management is currently evaluating the impacts of the transitional and annual impairment tests and it is expected that they will result in an impairment charge in the range of $7.5 - $8.5 billion in the second quarter of 2002 relating principally to Teleglobe Inc.

Effective January 1, 2002, the Corporation also adopted the new recommendations of FASB Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Michael T. Boychuk
Corporate Treasurer

Date: May 8, 2002